

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

1-13412
(Commission File Number)

Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson Technologies, Inc.
PO Box 1541
One Blue Hill Plaza
Pearl River, New York 10965

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

Index

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted as they are not applicable.



Tel: 203-905-6300
Fax: 203-905-6301
www.bdo.com

1055 Washington Boulevard, 5th Floor
Stamford, CT 06901

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hudson Technologies 401(k) Savings Plan
Pearl River, New York

We have audited the accompanying statements of net assets available for benefits of the Hudson Technologies 401(k) Savings Plan (the "Plan") as of December 31, 2015, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of assets (held at year end) as of December 31, 2015 and 2014 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

October 17, 2016

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,		
	2015	2014	2013
Assets:			
Investments, at fair value	$6,369,495	$6,095,106	$5,312,383
Investments, at contract value	75,987	258,685	194,934
Receivables:			
Notes receivable from participants	280,356	201,503	127,329
Net assets available for benefits	$6,725,838	$6,555,294	$5,634,646

The accompanying notes are an integral part of these financial statements.

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

	For the years ended December 31,	
	2015	**2014**
Additions:		
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments	$(387,138)	$233,770
Dividends and interest	268,302	78,856
Total investment (loss) income	(118,836)	312,626
Interest income on notes receivable from participants	9,697	6,680
Contributions:		
Employer contributions	40,494	33,028
Participant contributions	592,633	470,403
Participant rollovers	-	135,636
Total contributions	633,127	639,067
Total additions	523,988	958,373
Deductions:		
Administrative expenses	4,000	1,375
Benefits paid to participants	349,444	36,350
Total deductions	353,444	37,725
Net increase in Net assets available for benefits	170,544	920,648
Net assets available for benefits – Beginning of Year	$6,555,294	$5,634,646
Net assets available for benefits – End of Year	$6,725,838	$6,555,294

The accompanying notes are an integral part of this financial statement.

1. **Description of the Plan:**

The following brief description of the Hudson Technologies 401(k) Savings Plan (the "Plan,") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

a. General:
The Plan is a contributory, defined contribution 401(k) plan available to all eligible employees (as defined in the plan agreement) of Hudson Technologies, Inc. and its subsidiaries Hudson Holdings, Inc. and Hudson Technologies Company (unless the context requires otherwise, references to the "Company" or "Plan Sponsor" refer to Hudson Technologies, Inc. and its subsidiaries) who have attained the age of 20. There is no minimum service requirement to participate under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). From January 1, 2013 through October 31, 2015, the Plan Trustee was Wilmington Trust/M&T Bank and the plan administrator was Lifetime Benefit Solutions. Effective November 1, 2015, the Plan Committee decided to change the plan administrator to MassMutual Life Insurance Company. Effective November 1, 2015, the Plan Trustee is Reliance Trust, which has contracted with State Street Bank for custodial services.

b. Contributions:
Employees are entitled to make tax-deferred compensation contributions to the Plan of up to 100% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The employee contributions could not exceed $18,000 annually for the 2015 plan year and $17,500 for the 2014 plan year, adjusted as prescribed under the Internal Revenue Code. Participants who have reached the age of 50 before the end of the plan year are eligible to make catch-up contributions, for a maximum of $6,000 for 2015 and $5,500 for 2014. The employer match is discretionary and therefore the Company will determine on an annual basis, in its sole discretion how much, if any, it will make as a matching contribution. Such amount can be determined either as a uniform percentage of deferrals or as a flat dollar amount for each participant. To qualify for the employer matching contributions, the participant must be employed by the Company on the last day of the plan year. All matching contributions are subject to a vesting period, which is detailed in the appropriate vesting section. The Plan provides for distributions of a participant's vested account balance upon reaching normal retirement age, which is currently 65 years of age. Subject to mutual agreement with the Company, a participant may continue his employment after his normal retirement date and shall continue as a plan participant until such later retirement date. However, generally account distributions must begin no later than April 1 following the calendar year in which the participant reaches the age of 70-½ years.

c. **Participant accounts:**
Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of net Plan earnings and losses. Allocations are based on participant account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. **Vesting:**
Participants are 100% vested in their salary deferrals. Participants become vested in their employer matching contribution accounts under a six-year graded vesting schedule. Under this vesting schedule, participants become fully vested in their employer matching contributions once they have completed six years of service. Prior to the completion of six years of vesting service, participants will be vested in their employer-matching contribution accounts under the following schedule:

Years of Service	Vested
0-1	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%

A participant also becomes 100% vested in his or her matching contribution accounts upon termination of employment by reason of death or disability.

e. **Forfeitures:**
In the event a participant leaves the Company prior to becoming fully vested, the participant's unvested employer matching contribution accounts may forfeit. Amounts forfeited by participants who do not become fully vested in their company contributions, and any income or loss therein, may be used to pay administrative expenses of the Plan and/or to reduce the amount of matching contributions and/or discretionary employer contributions, which are to be made by the Company for the current or subsequent Plan year.

As of December 31, 2015, 2014, and 2013, the Plan had $6,750, $6,739, and $6,739, respectively, of unallocated forfeitures.

For the years ended December 31, 2015, 2014 and 2013, none of the forfeiture balance was used to offset Company contributions or administrative expenses of the Plan.

f. **Investment options:**
From November 1, 2015 through December 31, 2015, Participants enrolled in the Plan may direct employee deferrals as well as employer matching contributions into any of 20 different investment options, including a guaranteed interest account ("GIA"), several mutual funds, and Company stock. Changes can be made to investment options at any time. From December 31, 2013 through October 31, 2015, 11 investment options were available, including a collective trust fund, several mutual funds, and Company stock.

g. Payment of benefits (distributions):
There are many options in terms of payment of benefits or distribution of benefits in situations where the participant is terminated, dies, becomes disabled or retires, or in the case of a current employee electing to withdraw funds for other reasons. The options include the following:

a. Lump sum distribution
b. Installment distribution
c. Rollover of funds to another qualified 401(k) Plan
d. Rollover of funds to a qualified IRA
e. Loan Requests (must be repaid by participant to the Plan)
f. Hardship Requests for eligible reasons

Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump-sum cash distribution or in part in the form of installments over a specified period not to exceed the life or life expectancy of the Participant. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Prior to 2015, hardship withdrawals must be approved by the Plan administrator, who is appointed by the Plan Committee, and are limited to amounts of participants' contributions; In 2015, the Company subscribes to MassMutual Approval Services, who is responsible for approving hardship withdrawals. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant's vested account balance. Hardship and in-service withdrawals will be subject to income taxes. A hardship withdrawal may also be subject to an additional tax based on early withdrawal.

h. Notes receivable from participants:
Notes receivable from participants represent participant notes that are recorded at their unpaid principal balance plus any accrued but unpaid interest. A participant may borrow up to 50% of the vested interest in their account (but not greater than $50,000) under the Plan loan provision. Effective November 1, 2015, participants may only have two loans outstanding at any time and the minimum amount participants may take as a loan is $1,000. The notes are secured by the balance in the participant's account and bear interest based on the prime interest rate plus 1%. As of December 31, 2015, 2014, and 2013 the interest rate on all of the loans was 4.25%. The notes have various maturity dates and are repaid ratably through bi-weekly payroll deductions over a period of five years or less, except for the purchase of a principal residence, which may be repaid over a period of time longer than five years in accordance with the Internal Revenue Code.

2. Summary of Significant Accounting Policies:

a. Basis of presentation:
The accompanying financial statements have been prepared using the accrual method of accounting as required by accounting principles generally accepted in the United States of America ("U.S. GAAP"). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value.

b. Use of estimates:
The preparation of the Plan's financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Investment valuation and income recognition:
Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year

d. Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded. During the years ended December 31, 2015 and 2014, deemed distributions were $2,547 and $0, respectively.

e. Administrative Expenses:
The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Company at its discretion. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

f. Payment of benefits:
Benefit payments to participants are recorded upon distribution.

g. Risk and Uncertainties
The Plan provides for various investment options in any combination of funds offered by the Plan. These funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

h. New Authoritative Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" which seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient, with future redemption dates, have been categorized in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2015, and requires retrospective presentation. Early adoption is permitted. The Company elected to early adopt ASU 2015-07 as reflected in the Plan's financial statements.

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." ASU 2015-12 was issued to simplify financial reporting by employee benefit plans. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. The Company elected to early adopt ASU 2015-12 as reflected in the Plan's financial statements.

3. Fair Value Measurements

ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used:

Mutual Funds

The mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Hudson Company Stock (Unitized)

Valued at the closing price of Hudson Technologies, Inc. common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables, set forth by level within the fair value hierarchy, summarize investment assets measured at fair value at December 31, 2015, 2014 and 2013:

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

Description	Investment Assets in Fair Value			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual funds	5,766,450	-	-	5,766,450
Hudson Company Stock (unitized)	-	603,045	-	603,045
Total assets at fair value	$ 5,766,450	$ 603,045	$ -	$ 6,369,495

December 31, 2014

Description	Investment Assets in Fair Value			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual funds	5,443,746	-	-	5,443,746
Hudson Company Stock (unitized)	-	651,360	-	651,360
Total assets at fair value	$ 5,443,746	$ 651,360	$ -	$ 6,095,106

December 31, 2013

Description	Investment Assets in Fair Value			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual funds	4,729,889	-	-	4,729,889
Hudson Company Stock (unitized)	-	582,494	-	582,494
Total assets at fair value	$ 4,729,889	$ 582,494	$ -	$ 5,312,383

4. Fully Benefit-Responsive Investment Contract

The Plan's investments in fully benefit-responsive investment contracts as of the years ended December 31, 2015, 2014 and 2013 are valued at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The statements of changes in net assets available for benefits as of the years ended December 31, 2015, 2014 and 2013 are prepared on a contract value basis.

For the year ended December 31, 2015 the Plan invested in the MassMutual GIA a guaranteed interest account, reported as a fully benefit-responsive contract. The average market yield for the year ended December 31, 2015 was 3.77%. The average yield earned that reflects the actual interest credited to participants for the year ended December 31, 2015 was 1.60%.

For the years ended December 31, 2014 and 2013, the Plan invested in the FFTW Income Plus Fund, a collective trust fund, reported as a fully benefit-responsive contract. The average market yield for the years ended December 31, 2014 and 2013 was 0.84%, and 1.14% respectively. The average yield earned that reflects the actual interest credited to participants for the years ended December 31, 2014 and 2013 was 0.68% and 0.98%, respectively.

5. Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become or remain 100% vested in their accounts.

6. Federal Tax Status:

The Plan is currently maintained on a prototype plan, which has received an opinion letter from the Internal Revenue Service stating that the form of the Plan is qualified under Section 401(a) of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related-Party Transactions:

Certain Plan investments are shares of mutual funds and Hudson Company Stock (unitized) managed by the trustee of the Plan. The Plan issues notes receivable to participants, which are secured by the balances in the participants' accounts. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the affiliate for the investment management services amounted to approximately $0 for the years ended December 31, 2015 and 2014. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan.

8. Subsequent Events:

The Plan has evaluated subsequent events through October 17, 2016, the date the financial statements were available to be issued, and there were no other subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

SUPPLEMENTAL SCHEDULES

Hudson Technologies 401(k) Savings Plan
EIN 41-2231564
Plan No.:002
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Identity of issue, borrower, Lessor or similar party	(c) Description of investment including mature date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	MM Guaranteed Interest Account	Stable Value Fund	**	$75,987
	Metropolitan West Tl Rtn Bd Fd	Mutual fund, 11,582 shares	**	122,998
	Sel MCG II Fd (TRP/Frontier)	Mutual fund, 15,568 shares	**	249,237
*	MM Rsl 2000 SmCp Idx Fd (N Tr)	Mutual fund, 3,742 shares	**	41,803
*	MM RetireSMART 2010 Fund	Mutual fund, 13,457 shares	**	148,029
*	MM RetireSMART 2015 Fund	Mutual fund, 34,109 shares	**	363,602
*	MM RetireSMART 2020 Fund	Mutual fund, 39,712 shares	**	442,787
*	MM RetireSMART 2025 Fund	Mutual fund, 28,224 shares	**	317,237
*	MM RetireSMART 2030 Fund	Mutual fund, 67,028 shares	**	746,022
*	MM RetireSMART 2035 Fund	Mutual fund, 83,672 shares	**	964,741
*	MM RetireSMART 2040 Fund	Mutual fund, 41,266 shares	**	448,561
*	MM RetireSMART 2045 Fund	Mutual fund, 6,344 shares	**	73,021
*	MM RetireSMART 2050 Fund	Mutual fund, 14,087 shares	**	112,551
*	MM RetireSMART 2055 Fund	Mutual fund, 2,767 shares	**	26,898
	Invesco Comstock Fund	Mutual fund, 1,196 shares	**	28,125
	Prem Discipl Grth Fd (Babson)	Mutual fund, 13,372 shares	**	148,025
	Premier Global Fund (OFI)	Mutual fund, 16,719 shares	**	225,366
	Amer Funds Balanced Fund	Mutual fund, 11,545 shares	**	273,858
	MM S&P 500 Index Fd(Nrthrn Tr)	Mutual fund, 57,199 shares	**	1,033,589
*	Hudson Company Stock(Unitized)	Common stock, 445,476 shares (Units)	**	603,045
*	Notes receivable from participants	Notes receivable from participants with an interest rate of 4.25% with various maturity dates through 2044	**	280,356
	Total			$6,725,838

* Party-in-interest to Plan
** Not required as the investment is Participant-directed. Current value is reported as contract value.

Hudson Technologies 401(k) Savings Plan
EIN 41-2231564
Plan No.:002
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of issue, borrower, Lessor or similar party	(c) Description of investment including mature date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Harbor capital appreciation fund class institutional	Mutual fund, 11,829 shares	**	$698,037
	Harbor international fund class institutional	Mutual fund, 13,666 shares	**	899,113
	Vanguard 500 index fund class admiral	Mutual fund, 1,809 shares	**	343,458
	Vanguard small-cap value index fund class investor	Mutual fund, 18,541 shares	**	469,820
	Vanguard value index fund	Mutual fund, 19,894 shares	**	655,308
	William Blair mid cap growth fund class I	Mutual fund, 32,096 shares	**	475,018
	Vanguard balanced index fund admiral class	Mutual fund, 19,098 shares	**	566,842
*	FFTW income plus fund	Common collective trust fund, 258,685 shares	**	258,685
	Met west total return bond fund class institutional	Mutual fund, 93,202 shares	**	1,015,449
*	Wilmington prime money market fund class select	Mutual fund, 320,701 shares	**	320,701
*	Hudson Company Stock (Unitized)	Common stock, 412,381 shares (Units)	**	651,360
*	Notes receivable from participants	Notes receivable from participants with an interest rate of 4.25% with various maturity dates through 2044	**	201,503
	Total			$6,555,294

* Party-in-interest to Plan
** Not required as the investment is Participant-directed. Current value is reported as contract value.

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

Date: October 17, 2016

By: 
Stephen P. Mandracchia
Plan Administrator

HUDSON TECHNOLOGIES 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm



Tel: 203-905-6300
Fax: 203-905-6301
www.bdo.com

1055 Washington Boulevard, 5th Floor
Stamford, CT 06901

Consent of Independent Registered Public Accounting Firm

Hudson Technologies 401(K) Savings Plan
Pearl River, NY

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-202955, 333-164650, 333-129057, 333-38598, 333-17133) of Hudson Technologies, Inc. of our report dated October 17, 2016, relating to the financial statements and supplemental schedules of the Hudson Technologies 401(K) Savings Plan which appear in this Form 11-K for the years ended December 31, 2015 and 2014.

BDO USA, LLP

October 17, 2016